Exhibit 4.3

Summary of 2019 BSA Plans

Share warrants or BSA (bons de souscription d’actions) are purchased by the holders and entitle each of them to subscribe for new shares of our Company at an exercise price set at the time of grant.

Administration. Pursuant to delegations granted at our general meeting of the shareholders, our board of directors determines the list of the beneficiaries, the grant dates, the purchase price, the exercise price, the number of BSA granted and the terms and conditions of the BSA, including the number shares underlying each BSA and their exercise period.

Grants. Our 2019 BSA were granted to scientific consultants of our Company. A total of 35,070 BSA have been granted under one (1) plan in 2019 (the BSA 2019 plan), which has terms and conditions as set out below.

Underlying shares. The securities to which our BSA give right are new ordinary shares of our Company. Each BSA 2019 gives right to one (1) ordinary share.

The number of ordinary shares to which each BSA gives right can be adjusted, upwards or downwards, as a result of certain corporate transactions, such as rights issues.

Standard terms. Our BSA are exercisable by tranches of a minimum of 2,000 BSA, or a multiple thereof, with an exception for any outstanding balance of unexercised BSA under 2,000.

The BSA 2019 have been issued at a price of €1.23 and at an exercise price of €12.32 per BSA.

Exercise period. The exercise period of the 2019 BSA plan is:

Exercise period
BSA 2019	July 1, 2019 to May 31, 2024